
October 12, 2023

Halley Gilbert
Chief Legal Officer
CARGO Therapeutics, Inc.
1900 Alameda De Las Pulgas, Suite 350
San Mateo, CA 94403

> **Re: CARGO Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 4, 2023**
> **CIK No. 0001966494**

Dear Halley Gilbert:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your response to comment 1 and re-issue in part. Please:
   • clarify the source of the exclusive license when first introduced in the prospectus summary;
   • disclose whether the secondary endpoints of Stanford's Phase 1 clinical trial, which are disclosed in the bullet points starting at the bottom of page 1, were powered for statistical significance;
   • disclose whether any of the observations of adverse events from the trials were considered serious adverse events; and
   • disclose, if true, that adverse events greater than or equal to Grade 3 are considered serious adverse events or otherwise advise.

<u>Our STASH platform technology, facilitating homogeneous multicomponent cell therapies, page 146</u>

2.   We note your disclosure that you exercised your exclusive option to a proprietary technology called STASH that allows the manufacturing of homogenous CAR T cells that incorporate multiple vectors. Please clarify who you licensed this technology from and under which license agreement.

<u>Intellectual Property, page 148</u>

3.   We note your response to comment 17 and re-issue. Please specify the foreign jurisdictions in which you have pending applications, licensed patents or licensed pending patents.

        Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin A. Potter, Esq.